Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

TIMETABLE FOR

PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Reference is made to the circular of Melco Crown Entertainment Limited (the “Company”) dated March 4, 2015 (the “Circular”) in relation to, among other things, the proposed voluntary withdrawal of listing on the Stock Exchange, which is published on the websites of Hong Kong Exchange and Clearing Limited and the Company on March 3, 2015 .

Unless otherwise specified, capitalized terms used in this announcement shall have the same meanings as those used in Circular.

EXPECTED TIMETABLE

Set out below is the expected timetable for the proposed voluntary withdrawal of listing on the Stock Exchange. The Company would like to highlight that, subject to the conditions of the Proposed De-Listing as mentioned in the Circular being fulfilled, the expected time of withdrawal of listing on the Stock Exchange would occur at 4:00 p.m. on Friday, July 3, 2015.

2015

Hong Kong time

Latest time for Shareholders lodging forms of proxy for the EGM	2:00p.m on Monday, March 23

Latest time for Shareholders lodging all transfer forms for attending the EGM	4:30p.m on Monday, March 23

Hong Kong Record Date	Monday, March 23

EGM	2:00p.m. on Wednesday, March 25

Announcement of results of the EGM and notice of the withdrawal of listing	Wednesday, March 25

Announcement of:

(1) satisfaction of conditions;

(2) last day of dealings; and

(3) date of withdrawal of listing on the Stock Exchange	Friday, June 26

Last Dealings Date of the Shares	Monday, June 29

First day for depositing the Shares with the Depositary	Tuesday, June 30

Withdrawal of listing on the Stock Exchange	4:00p.m. on Friday, July 3

Closure of Hong Kong Register and transfer of Shares to Cayman Principal Register	Friday, July 17

Last day for depositing the Shares with the Depositary without cost to the Shareholders (Note 1)	Friday, August 28

Note:

1.	The Company will, for a period of 60 days following the Last Dealing Date, bear the costs of the Shareholders for their deposit of the Shares with the Depositary and the corresponding issuance of ADSs. After that period, all costs attributable to the transfer of the Shares to effect the deposit of the Shares with, or withdrawal of the Shares from, the Depositary shall be borne by the Shareholder requesting the transfer.

By Order of the Board

Melco Crown Entertainment Limited

Stephanie Cheung

Company Secretary

Macau, March 3, 2015

As of the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

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